ProShares Trust II

c/o ProShare Capital Management LLC

7501 Wisconsin Avenue, Suite 1000

Bethesda, Maryland 20814

(240) 497-6400

July 13, 2011

VIA EDGAR

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ProShares Trust II Form 10-K for the year ended December 31, 2010 Filed March 1, 2011 File No. 1-34200

Dear Mr. Woody:

Please find below the responses to your comments of June 23, 2011 to ProShares Trust II’s (the “Trust”) Form 10-K for the year ended December 31, 2010. Each of your comments is set forth below, followed by the Trust’s response.

Item 9A. Controls and Procedures, pages 98 to 99

1.	Comment: Please disclose in an amended filing that management has evaluated the disclosure controls and procedures at the individual series level, along with the Registrant in total, and the conclusions of such evaluations. Likewise, please make similar revisions to management’s assessment of internal controls over financial reporting. Additionally, add appropriate disclosure within Item 9A which will clarify that the scope of your certifications applies at the series level as well as the Registrant taken as a whole, and that the principal executive officer and principal financial officer are certifying as to the Registrant as a whole, as well as to each series. Please be aware that it would be inappropriate to change the wording of the certifications themselves. Finally, please make corresponding changes to your quarterly reports and confirm that you will provide similar disclosure in all future periodic reports.

Response: The Trust will disclose in an amended filing clarifying language that management has evaluated the disclosure controls and procedures at the individual series level, along with the Trust in total, and the conclusions of such evaluations. The Trust will also make similar revisions to management’s assessment of internal controls over financial reporting. Additionally, the Trust will add appropriate disclosure within Item 9A which will clarify that the scope of the Trust’s certifications applies at the series level as well as the Trust taken as a whole, and that the principal executive officer and principal financial officer are certifying as to the Trust as a whole, as well as to each series. Finally, the Trust will make corresponding changes to its quarterly reports and will provide similar disclosure in all future periodic reports.

Report of Independent Registered Public Accounting Firm, page F-2

2.	Comment: Please amend your filing to provide revised audit report language from your accountant which clarifies that the accountant has audited the financial statements of each respective series in addition to auditing the financial statements for the Registrant in total.

Response: The auditor’s report included in the filing covers each respective series of the Trust and the Trust as a whole. This is demonstrated in the first paragraph of the report which is worded “ProShares Trust II, comprising the following sixteen funds”. ProShares Trust II is the Registrant and it is comprised of sixteen separate series for which separate financial statements are issued and included in the Form 10-K. The opinion includes and individually references all entities (ProShares Trust II and the sixteen separate series).

Additionally, after the listing of the sixteen separate series, the report states “(collectively the “Trust’) at December 31, 2010 and December 31, 2009, and the results of each of their operations, changes in each of their shareholders’ equity and each of their cash flows … (emphasis added)”. This defines the “Trust” to be ProShares Trust II (Registrant in total) and each of the sixteen individual series. Additionally, “each of their” referenced in the opinion clarifies that the report covers the respective financial statements of both the Trust (Registrant in total) and each of its sixteen individual series.

As required by Generally Accepted Auditing Standards, none of the individual financial statements or any information in the footnotes is labeled “unaudited,” further reinforcing the fact that the Trust and each of the sixteen individual series is and has been covered by the auditor report.

We have discussed this comment with our auditors, who concur with the response above.

Note 9 – Legal Proceedings

3.	Comment: Please tell us how you have met the disclosure requirements under 450-20-50 of the accounting standards codification to the class action lawsuit that has been filed against the Trust and certain of its related officers. In your response, address specifically the requirements of paragraph 50-3 of the above referenced guidance.

Response: ASC 450-20-50 sets forth disclosure requirements regarding loss contingencies. This section states that disclosure of the nature and in some circumstances the amount of an accrual that is probable and reasonably estimated may be necessary for the financial statements not to be misleading. It further requires the disclosure of loss contingencies that are not recorded on the balance sheet if realization of such contingencies is at least reasonably possible. Such disclosures should indicate the nature of the contingency, and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

Paragraph 50-3, which requires that a contingency be disclosed if there is at least a reasonable possibility that a loss may have been incurred, does not apply given the probability of a loss, or future incurrence of liability, is less than reasonably possible. Management, in consultation with the Trust’s legal counsel, believes that the complaint described on page 48 under “Legal Proceedings” is routine litigation incidental to the business of the Trust. Management and the Trust’s legal counsel believes the complaint is without merit and that the anticipated outcome will not adversely impact the financial statements of the Trust or any of its series. Accordingly, no loss contingency has been recorded in the balance sheet and the amount of loss, if any, cannot be reasonably estimated at this time.

The Trust’s legal counsel will continue to monitor the facts and circumstances of this case and ensure the disclosure requirements of ASC 450-20-50 are incorporated, as applicable, in subsequent filings.

*        *        *         *

In connection with the submission of our responses, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find these responses satisfactory. If you have questions or further comments, please call the undersigned at (240) 497-6400.

PROSHARES TRUST II

By:	/s/ Edward Karpowicz
Name:	Edward Karpowicz
Title:	Principal Financial Officer

cc:	Louis Mayberg, Principal Executive Officer
Amy Doberman, General Counsel, ProFunds Group